FBS Global Limited

74 Tagore Lane, #02-00 Sindo Ind. Est.

Singapore 787498

September 24, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Thomas Jones

Re:	FBS Global Limited (CIK No. 0001938534)
Request for Acceleration
Registration Statement on Form F-1 (as amended)
File No. 333-281514

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), FBS Global Limited, a Cayman Islands company (the “Company”), respectfully requests that the effective date of its Registration Statement on Form F-1 (File No. 333-281514) (the “Registration Statement”), be accelerated so that it will become effective at 4:30 p.m., Eastern Time, on September 26, 2024, or as soon thereafter as possible.

In making this acceleration request, the Company acknowledges that:

(i)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy of the disclosure in the Registration Statement; and

(iii)	the Company may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement is effective, please orally confirm the event with our counsel, TroyGould PC by calling David Ficksman at (310) 789-1290 or Joilene Wood at (415) 305-4651. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of the Registration Statement be sent to our counsel, TroyGould PC, Attention: David Ficksman, by facsimile to (310)789-1290 or email at dficksman@troygould.com.

If you have any questions regarding this request, please contact David Ficksman at (310) 789-1290.

Very truly yours,

By:	/s/ Kelvin Ang
Name:	Kelvin Ang
Title:	Chief Executive Officer

cc:	David Ficksman, TroyGould PC
R. Joilene Wood, TroyGould PC